IMPERIAL

02 DEC 10 AM 10:12

82-1257

28 November 2002

02060914

Ms A Kein
Stop 3-4
Office of International Corporate Finance
Securities & Exchange Commission
450 Fifth Street
WASHINGTON DC 20549 USA

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SUPPL

Dear Anne

RE: ADR FACILITY

Please find enclosed copies of the following Announcements lodged with the Australian Stock Exchange Limited on 28 November 2002:

- Request for trading halt.
- Results of Annual General Meeting.
- Chairman's Address to shareholders at Annual General Meeting.

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

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Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 Fax (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

02 DEC 10 [illegible]

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2002

TIME: 12:18:28

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Trading Halt

IMPERIAL

02 DEC 10 AM 10: 12

28 November 2002

Australian Stock Exchange Limited
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000

Attention: Mr Peter McNamara

Dear Sir

REQUEST FOR TRADING HALT

Given that Imperial is a significant shareholder in BeMaX Resources NL and that investment represents the Company's major undertaking we would request that a trading halt be applied to Imperial's securities pending the release of the proposed Announcement by BeMaX.

Yours faithfully

D L Hughes
Secretary

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Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2002

TIME: 11:57:05

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Results of Meeting

IMPERIAL

28 November 2002

Company Announcements
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

PROCEEDINGS AT ANNUAL GENERAL MEETING

Please be advised that at today's Annual General Meeting of Members of the Company, shareholders approved the following resolutions:

Ordinary Resolution

- To re-elect Mr D H Sutton as a Director.

Special Resolution

- The issue of 7,000,000 fully paid ordinary shares at 2 cents a share to Mr K A Torpey, a Director of the Company, on conversion of debt to equity.

Yours faithfully

D L Hughes
Secretary

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Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 28/11/2002

TIME: 11:12:03

TO: IMPERIAL ONE LIMITED

FAX NO: 02-9251-2550

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Chairman's Address to Shareholders

IMPERIAL

28 November 2002

FAXED
11.03am

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

CHAIRMAN'S ADDRESS

With reference to the above, please find attached a copy of the Chairman's Address to shareholders delivered at today's Annual General Meeting of Members of the Company.

Yours faithfully

D L Hughes
Secretary

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Imperial One Limited ACN 002 148 361 • Level 2, 131 Macquarie Street, Sydney, NSW 2000 Australia
PO Box R356 Royal Exchange NSW 1225 • Tel (61 2) 9251 1846 Fax: (61 2) 9251 2550

IMPERIAL

IMPERIAL ONE LIMITED
CHAIRMAN'S ADDRESS TO THE ANNUAL GENERAL MEETING
THURSDAY 28 NOVEMBER 2002 AT 11.00AM

The past twelve months has seen a significant development in the Company's major asset, its interest in the Pooncarie Mineral Sands Project. This together with a rationalisation of the Company's other operating activities should ensure an exciting future for the Company.

The Company's interest in the Pooncarie Mineral Sands Project is held through BeMaX Resources NL ("BeMaX") in which the Company holds a 19.6% equity interest.

The Pooncarie Project comprising the Ginkgo and Snapper deposits has during the period under review made significant progress towards becoming the first major mineral sands project to be developed in the Northern Murray Basin.

The milestones achieved in advancing the Project to final development stage includes:

- Completion of a $6 million Bankable Feasibility Study ("BFS") which confirmed the economic viability of a development based solely on the Ginkgo deposit and associated Broken Hill Mineral Separation Plant ("MSP").
- All approvals received for Ginkgo and the MSP.
- Optimisation studies and value engineering show that higher product recoveries than those indicated in the BFS can be achieved through innovative plant design and improved technology in the MSP.
- Offtake Agreements for the bulk of Ginkgo's future production completed with a major global feedstock consumer completed. Offtake Agreements for the remainder of the production are being negotiated.
- Preliminary studies undertaken on the Snapper deposit indicate that the development of this deposit concurrently with Ginkgo would significantly enhance the value of the Pooncarie Project and extend the life to over 25 years.
- With additional resources delineated by regional exploration BeMaX now has a significant presence in the Murray Basin region controlling a global resource of over 42 million tones of heavy mineral within approximately 9,000 km^2 of Joint Venture and wholly owned tenements.

Only project financing and formal development go-ahead are now required to be finalised to complete the transition of BeMaX from explorer to an active participant in the global mineral sands industry. This will add significant value to the Company's shareholding in BeMaX.

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In October 2002 an agreement was reached with Sons of Gwalia which provided for BeMaX to move to 100% equity interest in the Pooncarie Project by acquiring Sons of Gwalia's 25% JV interest for a total consideration (cash and shares) of $14 million. Sons of Gwalia in turn has a counter option to acquire a 25% JV interest from BeMaX for $25 million.

On 15 November 2002 Sons of Gwalia announced that they would not be exercising their option and that they would proceed with the sale of their 25% equity interest to BeMaX, enabling BeMaX to achieve 100% ownership of the Project. Subject to BeMaX exercising the option by paying the initial payment of $10m by 2 December 2002, the Project financiers can then proceed with a stable ownership structure with a view to having project financing fully committed before the end of the first quarter 2003, thus removing the last major hurdle to development proceeding.

With the focus of the Company's resources focused on enhancing the value of its mineral sands project investment, Directors have sought to reduce the Company's exposure to other operating activities.

The Company's internet investments are self funding with the Company maintaining its 13% interest in Catcha.com, South East Asia's leading network of local portals, entertainment and publishing companies focusing on the Gen-X market.

Message Technologies in which the Company holds a 49.87% equity interest has moved its sales and marketing operations to New York, while maintaining technology related operations within Australia. The move overseas was deemed necessary due to the level of interest in the product within the USA. Message Technologies is expected to be profitable by the end of the first Quarter 2003.

In addition the Company has withdrawn from the Industrial Minerals Marketing business following losses resulting from the renegotiation of the terms of the Company's Licence Agreement with the materials supplier.

In summary, the last twelve months has laid the foundations for a significant enhancement in value of the Company's assets, especially as the Pooncarie Mineral Sands Project continues towards being developed as the Country's next major Mineral Sands Project. The Directors believe that this development will result in a market re-rating of BeMaX, thereby significantly increasing the value of the Company's equity investment providing a significant benefit to all shareholders.

Yours sincerely

Bruce McLeod
Chairman